PRRN14A chsprevisedprelim031615.htm REVISED PRELIMINARY PROXY STATEMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[x ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to section 240.14a-12

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(Name of Registrant as Specified In Its Charter):

Chesapeake Lodging Trust. (NYSE: CHSP)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

54,818,064 shares of common stock outstanding and entitled to vote (12/31/2014) <FN 1>

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

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<FN 1>CHSP 10-K, filed February 19, 2015, p. F-17.

[FIRST REVISED PRELIMINARY]  PROXY STATEMENT  [DATED APRIL 10, 2015]

FOR THE 2015 ANNUAL MEETING OF CHESAPEAKE LODGING TRUST SHAREHOLDERS

THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF CHESAPEAKE MANAGEMENT

INDEPENDENT SHAREHOLDER SOLICITATION for Annual Shareholders Meeting


[Date of meeting]

[Address of meeting]

First released to shareholders on _______, 2015

UNITE HERE

275 Seventh Ave.

New York, NY 10001

Tel: 212-265-7000

Fax: 212-265-3415


To Fellow Chesapeake Lodging Trust Shareholders:

We are writing to seek support from Chesapeake shareholders for a set of non-binding proposals which, if adopted, could improve Chesapeake's corporate governance practices, and our shareholder value. Our proposals, if approved and adopted, would give shareholders a voice in the company’s deployment of anti-takeover defenses, and would further increase director accountability.

Shareholder control over anti-takeover devices

The ability to establish and retain shareholder rights becomes increasingly important as lodging REITs enter a period of increased merger and acquisition activity. The US hotel industry has witnessed improved operating fundamentals for four consecutive years. Signs are emerging that hotel REIT stocks are reaching to top of the cycle:

 Industry fundamentals have been improving for four consecutive years;

 While hotel property values are predicted to continue rising, hotel stock price outperformance may not <EN 1>

 RevPAR growth is predicted to decelerate in 2015/2016 compared to 2014 <EN 2>

 EV/EBITDA multiples are predicted to decline between 2014 and 2016 among full service hotel REITs<EN 3>

 Private equity interest is emerging, with a major private equity company announcing in December 2014 that it was beginning to hunt for REITs to take private <EN 4>

A lesson should be taken from the last hotel cycle and what happened to stock prices after the hotel industry reached the peak of its cycle in around May 2007. In the 19 months between May 2006 and December 2007, nine publicly traded lodging REITs (roughly half of the publicly traded lodging REITs in the U.S.) were taken private, with the majority of buyouts occurring in the six month period between April and September 2007. As the table below illustrates, shareholders received premiums of approximately 20% on average, with a high of 42%.

Table 1: US Lodging REITs taken private, 2006-2007

REIT	Date offer announced	Premium
Boykin Lodging Company	21-Feb-06	20%
Meristar Hospitality Corporation	26-Feb-06	20%
CHIP REIT (Canadian)	22-May-06	20%
Eagle Hospitality	3-Apr-07	6.40%
Equity Inns Inc.	16-Apr-07	7.90%
Highland Hospitality Corporation	24-Apr-07	19%
Innkeepers USA Trust	30-Apr-07	42%
Legacy REIT (Canadian)	21-Jun-07	19%
Winston Hotels	1-Aug-07	9.5%

However, the tide turned quickly in the fourth quarter of 2007, and companies that waited to sell did not fare well. The NAREIT Lodging Index prices fell over 26% between August 2007 and January 2008; by March 2009, the index saw stock values plummet by an alarming 83% of its peak value in May 2007. <EN 5>

Now is the time for shareholders to exercise greater control over their investments, and to minimize unnecessary barriers to takeover opportunities that could hinder their ability to maximize the value of their shares.

Publicly-traded REITs like Chesapeake rely on the issuance of public stock to raise funds to acquire assets, and there is a limited time in the hotel cycle - when the cycle is expanding - during which they can effectively sell stock to grow. As Chesapeake continues to pursue new acquisitions and grow incrementally, it is in shareholders’ interest to ensure the company is in the best position to pursue strategic alternatives as they start to arise.

Our proposals, if approved and implemented, would augment shareholders’ ability to pursue strategic alternatives in several ways, while still allowing Board members to exercise their fiduciary duties:

 Allowing shareholders a voice in the use of a poison pill;

 Extending the right to initiate bylaw changes to shareholders;

 Removing potentially-costly change-of-control severance provisions in employment agreements with top executives;

 Allowing shareholders a separate advisory Say on Golden Parachute Pay for any new provisions or amendments to executive severance packages;

 Allowing shareholders to remove directors with cause by majority vote, where cause would include acts of gross negligence, willful misconduct, bad faith or active and deliberate dishonesty.

We urge shareholders to vote in support of these five measures to further improve shareholder rights and director accountability at Chesapeake.

SUPPORTING STATEMENTS

1. The right of shareholders to initiate bylaw amendments

The ability to amend our Bylaws by a vote of the majority of shares outstanding is an importantshareholder right, and one of the most effective tools shareholders have to hold boards accountable. Unfortunately, it is not a right now enjoyed by Chesapeake’s shareholders.

Without the independent right to amend bylaws, introducing shareholder-friendly governance changes can be a lengthy process fraught with uncertainty and shareholder expense. At Hospitality Properties Trust, for example, a majority of shareholders called for annual director elections for five consecutive years before the Board began to declassify.

With the power to amend bylaws by majority vote, shareholders can not only achieve corporate governance reform more efficiently; they can make these reforms permanent by requiring shareholder approval to remove key shareholder rights. Otherwise, these rights can be stripped at the Board’s convenience.

2. Shareholder approval of poison pills/rights agreement

This proposal, if approved and implemented, asks the Company to ensure shareholders will have a say in the adoption of any shareholder rights plan (poison pill) which could make it more difficult or expensive to acquire large holdings of the Company’s stock.

The poison pill presents a potent anti-takeover device that might adversely affect shareholder value by discouraging offers to acquire the company that could be beneficial to shareholders. Our resolution preserves the right of a Board to put in place a short-term poison pill if the Board believes it must do so to carry out its fiduciary responsibilities. However, our resolution asks the Board to submit any such pill to shareholder approval within a 12-month period and provide for its expiration absent such approval.

3. Right of shareholders to remove directors without cause

Our governing documents currently allow shareholders to remove directors at any time, but only with cause, and only with the support of a supermajority of shares outstanding. <EN 6>. The current definition of “cause” in our bylaws, moreover, is limited to cases in which a director is convicted of one of a set of named felonies. Such a narrow definition of cause is of little practical use, as legal proceedings may be lengthy and convictions appealable - and publicity attendant to such proceedings can itself pose reputational risk. We propose broadening the definition of cause to permit shareholders to remove a director when a majority of shares outstanding determine a particular trustee has acted in gross negligence, willful misconduct, bad faith or active and deliberate dishonesty. If a trustee’s actions are interpreted in this way by a majority of shareholders, that trustee has lost the confidence of the company’s owners and ought to be removed.

4. Eliminating special severance due to change of control; shareholder say-on-golden-parachute pay

Our company’s employment agreement with top executives provides for severance pay of two years’ worth salary and bonus in the event of involuntary termination without “cause” (where the bonus is considered the higher of the previous year’s bonus, or the average of the last three years’ bonuses). Currently, the agreements provide for an even higher severance in one special case of involuntary termination without cause - where termination follows upon a change in control of the company. The agreements stipulate a severance of three years’ base salary and bonus (again, the bonus is considered the higher of the previous year’s bonus, or the average of the last three years’ bonuses).<EN 7>

We believe shareholders are not well-served when executive compensation agreements contain devices that could drive up the costs of a potential takeover. The severance packages in place for other types of involuntary termination without cause, together with the accelerated vesting of equity incentives, are more than sufficient to meet the board’s stated goal of providing economic security to executives experiencing involuntary terminations.

A recent review of golden parachute payments found that fewer boards are choosing multiples of three or more times annual wages and bonuses for these packages, due in part to concerns over optics. <EN 8>

At the time of writing, special change-in-control severance payments could drive the cost of executive severance packages up over $3.95 million to a total of $25.8 million, <EN 9> or nearly double Chesapeake’s total 2013 Corporate, General & Administrative Expenses. <EN 10>

We call on shareholders to recommend to the Board to take all necessary steps, when amendments to employment contracts may next be negotiated, to remove special change-in-control severance payments to top executives, leaving in place current provisions for payments for involuntary termination without cause generally. Further, we ask shareholders to recommend initiating separate advisory Say on Golden Parachute Pay votes for any amendments or new agreements to severance pay provisions in employment agreements with key executives as a way to ensure continued shareholder support for these agreements.

We urge you to vote FOR these proposals to maximize shareholder value.

FULL TEXT OF PROPOSALS:

A. (Proposal 4 on Preliminary Proxy Card) RESOLVED, that the shareholders of Chesapeake Lodging Trust recommend the board of directors take all steps necessary to allow shareholders to amend our bylaws by a vote of the majority of shares outstanding, including amendments initiated by shareholders.

B. (Proposal 5 on Preliminary Proxy Card) RESOLVED, the shareholders of CHSP recommend that the Board amend its governing documents to provide that it shall not adopt, amend, extend or renew any shareholder rights plan, rights agreement or any other form of “poison pill” making it more difficult or expensive to acquire large holdings of the Company’s stock without prior approval by a majority of shares voted unless the Board is compelled by its fiduciary duties to adopt said Pill; and that any Poison Pill adopted, amended, extended or renewed on the grounds of fiduciary duty shall expire within 12 months unless approved by shareholders by a majority of stock voted or a court has determined further extension is required by fiduciary duty.

C. (Proposal 6 on Preliminary Proxy Card) RESOLVED, that the shareholders of CHSP recommend that the Board amend its articles to allow shareholders to remove directors with cause by the affirmative vote or written consent of a majority of the voting power of all of the then-outstanding Shares entitled to vote generally in the election of Trustees as follows:

“Section 5.3 Resignation or Removal. Any Trustee may resign by written notice to the Board, effective upon execution and delivery to the Trust of such written notice or upon any future date specified in the notice. Subject to the rights of holders of one or more classes or series of Preferred Shares, as hereinafter defined, to elect one or more trustees, a Trustee may be removed at any time, but only with cause, at a meeting of the shareholders, by the affirmative vote of the holders of not less than two thirds a majority of the shares of beneficial interest of the Trust (“Shares”) then outstanding and entitled to vote generally in the election of Trustees. For the purpose of this paragraph, “cause” shall mean, with respect to any particular trustee, gross negligence, willful misconduct, bad faith or active and deliberate dishonesty, or conviction of a felony holding that such trustee caused demonstrable, material harm to the Trust holding that such trustee caused demonstrable, material harm to the Trust through gross negligence, willful misconduct, bad faith or active and deliberate dishonesty.”

D. (Proposal 7 on Preliminary Proxy Card) RESOLVED, that the shareholders of CHSP recommend the Board require shareholder ratification by a majority of shares voted of any new, or renewals, extensions of or amendments to existing, “golden parachute” provisions of employment agreements with named executives.

E. (Proposal 8 on Preliminary Proxy Card) Resolved, that the shareholders of CHSP recommend the Board take all necessary steps to ensure new, renewed, extended or amended employment agreements with named executives ensure severance payments relating to termination pursuant to a change in control not exceed severance payments relating to other forms of involuntary termination without cause, unless such arrangement has been ratified by shareholders by a majority of shares voted.

We recommend a vote FOR these proposals.

II. PROXY VOTING:

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSAL. YOU WILL ALSO RECEIVE A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK MANAGEMENT'S CARD. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

We intend to solicit at least a majority of the voting power of the outstanding stock. You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. The record date for eligibility to vote is April 1, 2015.

Our proposals are non-binding. Passage of the proposals requires approval of a majority of votes cast. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. If you return the enclosed blue card but give us no instructions, we will vote your stock FOR our proposals, FOR ratification of the auditor and not vote on any other matter. The Company's bylaws require advance notice before any matter may be raised at the meeting, and therefore we do not expect any matter to be raised at the meeting that is not addressed in this proxy statement or the Company's proxy statement.

The Board of Trustees has been nominated by the Company, not UNITE HERE and we are not making a recommendation on the Trustees election. For more information on the Board of Trustees, please see management’s proxy statement at Pages 15-17. For more information concerning voting procedures, please see management's proxy statement at Pages 1-6..

III. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The  sole participant in this solicitation is UNITE HERE. UNITE HERE’s offices are located at 275 Seventh Avenue, New York, NY 10001

UNITE HERE represents approximately 275,000 active members throughout North America. This solicitation is conducted by UNITE HERE, which owns 175 shares of Chesapeake Lodging Trust stock and represents workers at three hotels owned by Chesapeake for collective bargaining purposes. There is a long-standing labor dispute at the Chesapeake-owned Le Meridien Hotel and the Hyatt Fisherman's Wharf Hotel in San Francisco. These labor disputes pre-date Chesapeake's acquisition of those hotels.

We do not seek your support in labor matters and do not believe that enactment of the proposals would have any impact on such matters. UNITE HERE will vote each proxy card it receives in accordance with the shareholder's instructions. UNITE HERE will not seek any discretionary voting authority for the shareholders meeting: rather, it will vote stock solely as directed. The persons named as proxyholders in our proxy card are researchers employed full-time by UNITE HERE.

UNITE HERE will bear all solicitation costs (anticipated at $10,000) and will not seek reimbursement from the Company. It will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. It will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

IV. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS/SHAREHOLDER PROPOSAL RIGHTS

For more information on this subject, please see  management's proxy statement at 21-40 and 50-52

PLEASE RETURN THE ENCLOSED BLUE PROXY CARD TODAY, AS INSTRUCTED ON THE CARD.

For more information, contact the UNITE HERE Research Department at (212) 265-7000.

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<EN 1> Wells Fargo Lodging 2015 Outlook: Downgrading to Market Weight, January 15, 2015, p. 1.

<EN 2> Wells Fargo Lodging 2015 Outlook: Downgrading to Market Weight, January 15, 2015, p. 5.

<EN 3> Ladenburg Thalman, Initiating coverage on CHSP, October 2014 p.5; Wells Fargo Lodging 2015 Outlook: Downgrading to Market Weight, January 15, 2015, p. 7.

<EN 4> Blackstone on the hunt for REITs to take private, Financial Times, December 3, 2014 http://www.ft.com/cms/s/0/debbb81a-7974-11e4-9e81-00144feabdc0.html

<EN 5> http://www.xeniareitwatch.org/wp-content/uploads/XHR_SubstandardCorpGov.pdf, p. 3,4; NAREIT Monthly Historical Prices, Lodging REIT Index, available on Reit.com, accessed 2/26/2015.

<EN 6> http://www.sec.gov/Archives/edgar/data/1473078/000119312514126076/d701250dex32.htm (Bylaws), Article III, Section 5.

<EN 7> CHSP 2014 DEF 14A, p. 30

<EN 8> “Dismantling CEOs’ Golden Parachutes.” Washington Post, March 26, 2014.

<EN 9> CHSP 2014 DEF 14A, p. 30

<EN 10> CHSP 2014 DEF 14A, p. 30; CHSP 2013 10-K, p. F-5.

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[PRELIMINARY]  PROXY CARD

Solicited by UNITE HERE for Annual Shareholders Meeting of Chesapeake Lodging Trust, [DATE].

The undersigned hereby designates JJ Fueser and Jeff Nelson with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Chesapeake Lodging Trust annual shareholders meeting for 2015. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF TRUSTEES  NOMINATED BY MANAGEMENT

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

UNITE HERE MAKES NO RECOMMENDATION ON THE TRUSTEES' ELECTION

2. TO APPROVE THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE 2015 FISCAL YEAR

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

3. ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF EXECUTIVE COMPENSATION.

UNITE HERE URGES A VOTE FOR THE FOLLOWING SHAREHOLDER PROPOSALS:

4. Extending to shareholders the right to initiate bylaw amendments

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

5. Requiring prior shareholder approval for the adoption of a poison pill, or shareholder ratification within twelve months of adopting such a pill in the exercise of fiduciary duties

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

6. Permitting shareholders to remove directors for cause by vote of a majority of shares outstanding, including for reasons of gross negligence, willful misconduct, bad faith or active and deliberate dishonesty

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

7. Allowing shareholders an advisory Say on Golden Parachute Pay vote.

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

8. Removing change-in-control severance provisions in employment agreements with named executives.

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

If no direction is made above, UNITE HERE will vote this card FOR our proposals, FOR approval of the auditor and not vote on any other matter.

Dated: _____________

SIGNATURE: ________________________________________

PRINT: _____________________________________________

NAME: _____________________________________________

TITLE (if shares not held in above name): ________________

Optional information so we can make sure your vote gets counted and provide you more information about shareholder issues at Chesapeake Lodging Trust (your information will not be put to any other use):

Telephone: _________________

Fax: _______________________

E-mail address: _______________

This card can be voted at _____________.com, returned in the enclosed envelope or by fax to _______________.